Exhibit 1.1

Transactions in the Shares – The Reporting Parties

Alex Meruelo Living Trust

Trade Date	Number of Shares	Price Per Share	Purchase / Sale
12/2/16	10,000	$4.15	Purchase
12/2/16	40,000	$4.40	Purchase
12/2/16	25,000	$4.47	Purchase